UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 001-09961

NOTIFICATION OF LATE FILING

(Check One):   |_| Form 10-K     |_| Form 20-F     |_| Form 11-K     |X| Form 10-Q     |_| Form N-SAR     |_| Form N-CSR

For Period Ended: September 30, 2004

|_| Transition Report on Form 10-K

|_| Transition Report on Form 20-F

|_| Transition Report on Form 11-K

|_| Transition Report on Form 10-Q

|_| Transition Report on Form N-SAR

For the Transition Period Ended:_____________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

N/A

PART I
REGISTRANT INFORMATION

Full Name of Registrant      Toyota Motor Credit Corporation

Former Name if Applicable      N/A

Address of Principal Executive Office (Street and Number)      19001 S. Western Avenue

City, State and Zip Code      Torrance, California 90509

PART II
RULES 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
|X|
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        Toyota Motor Credit Corporation (the “Company”) requests an extension of time to file its Quarterly Report on Form 10-Q for the period ended September 30, 2004 because, as announced on October 25, 2004, the Company is in the process of preparing a restatement of its audited consolidated financial statements as of March 31, 2004 and 2003 and for each of the years in the three year period ended March 31, 2004, and of its unaudited consolidated financial statements for the three and six month periods ended September 30, 2003, as of December 31, 2003 and for the three and nine month periods ended December 31, 2003 and 2002, and as of June 30, 2004 and for the three months ended June 30, 2004 and 2003. The Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2004 will include restated financial statements and amendments to related disclosures for the three and six month periods ended September 30, 2003.

        The Company has been engaged in an internal review of the effects of the restatement described above. Because the Company has not yet completed its internal review and the restatement will have an impact on the Company’s financial statements for the three and six month periods ended September 30, 2004 and 2003, the Company is not in a position to file its Quarterly Report on Form 10-Q for the period ended September 30, 2004 within the prescribed time period.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John F. Stillo	(310)	468-1310
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|X| Yes   |_| No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes   |_| No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        As more fully discussed in response to Part III, the Company is in the process of restating its audited consolidated financial statements as of March 31, 2004 and 2003 and for each of the years in the three year period ended March 31, 2004, and its unaudited consolidated financial statements for the three and six month periods ended September 30, 2003, as of December 31, 2003 and for the three and nine month periods ended December 31, 2003 and 2002, and as of June 30, 2004 and for the three months ended June 30, 2004 and 2003. The Company anticipates that the net impact of all adjustments and reclassifications to its financial statements will result in a cumulative increase in net financing revenues and net income and a decrease in operating and administrative expenses on the consolidated income statements, as well as a decrease in net finance receivables, net investments in operating leases, and other liabilities and an increase in deferred taxes and retained earnings on the consolidated balance sheets. However, because the Company has not yet completed its internal review, the Company is not in a position to quantify the impact of the anticipated restatement.

Toyota Motor Credit Corporation
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     November 16, 2004        By_________________________________
                                                                                       John F. Stillo
                                                             Vice President and Chief Financial Officer